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                                                                    EXHIBIT 1

[CEREOL LOGO]


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PRESS RELEASE
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PARIS, NOVEMBER 20, 2002 - THE BOARD OF DIRECTORS OF CEREOL MET ON NOVEMBER 18
UNDER THE CHAIRMANSHIP OF CARL HAUSMANN TO EXAMINE THE CONSOLIDATED ACCOUNTS AT SEPTEMBER 30, 2002

The principal consolidated data is as follows:


KEY FIGURES (IN EUR MILLION)                        30/09/2001   30/09/2002   CHANGE%
----------------------------                        ----------   ----------   --------

Net sales                                              3,873.3      3,578.2     -7.6
Operating income                                         140.0        115.3    -17.6
Profit before tax & exceptional items                     87.2         82.1     -5.8
Net income-group share                                    23.6         40.8    +72.9
Total shareholder equity                               1,127.3      1,016.2
Net financial debt                                       739.6        549.5
Net financial debt/total shareholders' equity             0.65         0.54



Comparison of key figures is made difficult because of the perimeter changes in the years 2001 and 2002, in particular the exit of Koipe and Carapelli and the entry of the remaining 49% of Oleina and 50% of CanAmera, both now being owned by Cereol.

NET SALES for the 9 months ended September 30, 2002 reached EURO 3,578.2 M and reflect a 7.6% drop as compared to 2001. At constant perimeter, net sales are up 2.3% compared to last year.

THE CONSOLIDATED OPERATING PROFIT for the first 9 months reached EURO 115.3 M, a decrease of 17.6% from last year. At constant perimeter, operating income increased 5.3% versus last year.

NET INCOME GROUP SHARE reached EURO 40.8 M at September 30, 2002, as compared to a profit of EURO 23.6 M at September 30, 2001. This improvement is largely due to lower financial costs and to a reduction in extraordinary expenses and a lower effective tax rate.

NET FINANCIAL DEBT/TOTAL SHAREHOLDERS' EQUITY RATIO improved to 0.54 at September 30, 2002 versus 0.65 at September 30, 2001.


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SUBSEQUENT EVENTS AT SEPTEMBER 30, 2002.

On October 15, 2002, Edison completed its sale of 54.69% of the shares of Cereol to Bunge Investments France SAS. In accordance to regulations applicable in France, Bunge Investments France SAS launched a tender offer on November 8, 2002 for the shares remaining in the public. This tender offer is open for a period of 15 trading days, i.e. from November 8, 2002 until November 28, 2002 included. The general terms and conditions of this tender offer are detailed in the offering circular approved by the COB on November 5, 2002 under number 02-1123.

On November 4, 2002, Cereol signed an agreement to purchase the majority stake in Kaliakra, a Bulgarian company specializing in seed oil crushing and refining. The closing is subject to regulatory approval.



PERSPECTIVES 2002

Prospects for the last quarter of 2002 remain satisfactory. However, the operating results for the year 2002 are not expected to be as high as those achieved in the preceding year.



























PRESS CONTACTS :             TARICK DALI               TEL : +33 1 40 70 11 89
                             JERRY BACKSTROM           TEL : +33 1 41 43 10 60
                             HENRI RIEUX               TEL : +33 1 41 43 19 52


                         Web site: www.cereolworld.com
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